FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934.

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-3156)

Coeur d’Alene Mines Corporation 505 Front Avenue, P.O. Box I Coeur d’Alene, ID 83816-0316 Telephone 208.667.3511 Facsimile 208.667.2213 Press Release

FOR IMMEDIATE RELEASE

COEUR CRITICIZES WHEATON RIVER’S HASTY REJECTION OF COEUR’S SUPERIOR
PROPOSAL

Wheaton River Board Attempts to Deprive Stockholders of Higher Value

Coeur Proposal at Least C$0.25 per Share Higher Than the IAMGOLD Proposal

ONTARIO TEACHERS’ PENSION PLAN AND OTHER KEY STOCKHOLDERS TO VOTE
AGAINST IAMGOLD PROPOSAL

FAIRVEST (ISS), CANADA’S LEADING PROXY ADVISORY FIRM, RECOMMENDS
STOCKHOLDERS REJECT WHEATON RIVER-IAMGOLD TRANSACTION

     Coeur d’Alene, Idaho – June 7, 2004 – Coeur d’Alene Mines Corporation (NYSE:CDE) today made the following statement regarding Wheaton River Minerals Ltd.’s (TSX:WRM, AMEX:WHT) comments today:

     Dennis E. Wheeler, Chairman and Chief Executive Officer of Coeur d’Alene, said, “We were surprised and disappointed by the hasty rejection of our increased proposal by the Wheaton River Board. It is unfortunate that the Wheaton River Board again failed to postpone their stockholder meeting to give stockholders more time to vote and so that the Wheaton River Board could conduct due diligence on Coeur and its assets to fully evaluate the Coeur proposal.

     “The Wheaton River Board instead only gave Coeur a token meeting at 8:00 pm ET last night to make a presentation in a scant 30 minutes. Given the late night meeting, the minimal time allotted, and Wheaton River Board’s rejection less than three hours later, we question whether the Wheaton River Board ever had a serious interest in evaluating our proposal.

     “Coeur’s proposal is clearly superior. Even with IAMGOLD Corporation (TSX:IMG, AMEX:IAG) trading at an inflated price as the result of Golden Star’s acquisition offer, based on Friday’s closing prices, Coeur’s proposal for Wheaton River was at least C$0.25 per share or C$142 million higher than the value of the Wheaton River-IAMGOLD transaction. Without the Golden Star offer for IAMGOLD, we believe the margin would be greater still. In addition to Coeur’s higher value, and in contrast to the Wheaton River-IAMGOLD proposal, Coeur offers cash and near-cash in the form of notes of C$1.00 per share, representing a significant portion of the consideration for Wheaton River stockholders.

     “It is now up to the stockholders and we are encouraged by their support. On Friday, June 4, the Ontario Teachers’ Pension Plan, owner of 5.6 million shares and 1.1 million warrants, announced on its website (www.otpp.com) that it is voting against the Wheaton River-IAMGOLD plan of arrangement.

Also on Friday, Fairvest (ISS), Canada’s leading independent proxy advisory firm, reversed its earlier decision and now recommends that Wheaton River stockholders reject the proposed IAMGOLD transaction. Fairvest urged the Wheaton River Board to give stockholders more time to evaluate the Coeur proposal.

     “Time is of the essence. We encourage stockholders who have already voted for the Wheaton River-IAMGOLD transaction to change their vote and those stockholders who have not voted, to vote now. Wheaton River stockholders can still send a strong message to the Board and management that they would like the opportunity to fully consider Coeur’s superior proposal. Although Wheaton River has failed to extend its arbitrary early cutoff to deliver proxies, we continue to call on Wheaton River to waive this deadline. We do not think the Wheaton River Board will ignore the will of its stockholders,” Mr. Wheeler concluded.

     If stockholders have any questions about how to revoke or change their vote, please call MacKenzie Partners, Inc. at 1-800-322-2885 or 212-929-5500 (call collect).

     Coeur, in asking stockholders to change their votes, noted that on June 4, Fairvest, Canada’s leading independent proxy advisory firm and an affiliate of Institutional Shareholder Services (ISS), reversed its previous decision and now recommends that Wheaton River stockholders vote AGAINST the proposed Wheaton River-IAMGOLD plan of arrangement. The Company believes Fairvest’s decision recognizes that Coeur’s superior increased proposal represents a significant premium to the IAMGOLD transaction. In addition Fairvest was critical of Wheaton River’s refusal to allow its stockholders an opportunity to consider Coeur’s superior increased proposal. In its decision, Fairvest noted:

“We recommend opposing the Wheaton merger on the basis that it imposes a deadline that precludes shareholders from exploring the benefits of another legitimate and possibly superior proposal.”

“We believe that shareholders need more time and information on the two options. With the deadline looming so close, we believe that the Wheaton board should be working to get more time for shareholders to evaluate their options.”*

*Permission to use quotations was neither sought nor obtained.

     In its proposal to Wheaton River, Coeur provided a point-by-point comparison of Coeur’s proposal with the pending IAMGOLD transaction. The comparison clearly demonstrates the superiority of the Coeur proposal, and is repeated here:

Superior
	Coeur Proposal	IAMGOLD Offer	Proposal

	0.731 Exchange + Cash/Near Cash	0.55 Exchange

1. Value of Offer

June 4, 2004	C$4.48	C$4.23	Coeur
May 27, 2004	C$5.00	C$4.06	Coeur

2. Cash/Near Cash in Offer	C$1.00 (C$570mm)	Nil	Coeur

Superior
	Coeur Proposal	IAMGOLD Offer	Proposal

3. Operating Expertise	70 years	Nil	Coeur

4. Trading & Liquidity

Liquidity	$75 mm/day	$45 mm/day	Coeur
Pro-Forma Exchange	NYSE/TSX	TSX/AMEX	Coeur

5. Growth Projects

Projects Contributed	2 Projects + 2 Expansion – Wholly Owned	1 Expansion — 19% minority interest	Coeur

6. Profile

Silver Production	World’s Largest Primary Silver Co.	6.5 mm ozs	Coeur

Gold Production	Top 10 Gold Producer	Top 10 Gold Producer	—

Cash Costs	Cash Costs Below $125/oz	Cash Costs Below $125/oz	—

7. Reserves & Resources

Reserves	9 mm ozs	9 mm ozs	—
Reserves + Resources	21 mm ozs	24 mm ozs	—

     CIBC World Markets Inc. is acting as financial advisor to Coeur. Gibson, Dunn & Crutcher LLP and Stikeman Elliott LLP are acting as legal counsel to Coeur.

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement
The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resource” in this press release which the SEC guidelines strictly prohibit us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2003 and Form 10-Q for the quarter ended March 31, 2004. You can review and obtain copies of that filing from the SEC website at http://www.sec.gov/edgar.html.

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. This communication is not a solicitation of a proxy from any security holder of Coeur d’Alene Mines Corporation or Wheaton River Minerals Ltd. If a transaction is agreed upon or an offer commenced, Coeur will file a proxy statement/prospectus and any other relevant documents concerning the proposed transaction with Wheaton River with the SEC and the securities commissions or equivalent regulatory authorities in Canada. YOU ARE URGED TO READ ANY SUCH PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain any such proxy statement/prospectus (if and when it becomes available) and any other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (if and when it becomes available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

# # #

Contacts:

James A. Sabala Chief Financial Officer 208-769-8152

Mitchell J. Krebs Vice President Of Corporate Development 773-255-9808

Joele Frank / Judith Wilkinson Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

Dan Burch / Steve Balet MacKenzie Partners, Inc. 212-929-5500